Att
3-30-2004

04018080

cm
3-25

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Family Investors Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 South Avenue
(No. and Street)

Fanwood (City) NJ (State) 07023 (Zip Code)

RECD S.E.C.
MAR 1 2004
818

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fred J. Chemidlin, Jr. 908-322-1800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cerefice & Company
(Name – *if individual, state last, first, middle name*)

1103 Westfield Avenue (Address) Rahway (City) NJ (State) 07065 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Att
3-30-2004

OATH OR AFFIRMATION

I, Fred J. Chemidlin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Family Investors Company, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exception

Signature

CEO

Title

Notary Public

BETTY J. FENNIMORE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Feb. 8, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Family Investors Company

Focus Report

December 31, 2003

Family Investors Company

Financial Statements

Table of Contents

December 31, 2003

Accountants Report on the financial statements....................1

Form X-17A-5 Part IIA...2

Independent Public Accountant.....................................3

Annual Audited Report Form X-17A-5 Part III.......................4

Oath or Affirmation...5

Statement of Financial Condition..................................6 & 7

Schedule I - Computation of Net Capital 8

Schedule I (Cont'd) Computation of Net Capital
Requirement (with note included)..............9

Schedule I (Cont'd) Computation of Aggregate Indebtedness.........9

Statement of Income (loss)..10

Statement of Changes in Ownership Equity..........................11

Statement of Changes in Liabilities Subordinated
to claims of General Creditors...................................11

Exemptive Provision under Rule 15c3-3
(with note included)...12

Ownership Equity and Subordinated Liabilities Maturing
Or Proposed to be withdrawn within the next Six Months...........12

Statement of Cash Flows 13

Statement of Comprehensive Income.................................14

Notes to Financial Statements.....................................15-19

Report on Internal Control..20

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

1103 WESTFIELD AVENUE
RAHWAY, NJ 07065
PHONE: 732/382-3800
FAX: 732/382-0213
E-MAIL: CPA@CEREFICE.COM

Independent Auditor's Report

The Shareholders
Family Investors Company
Fanwood, New Jersey

We have audited the accompanying statement of financial condition of Family Investors Company, (the Company) as of December 31, 2003 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act Of 1934. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Family Investors Company at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cerefice & Company

Cerefice & Company
January 30, 2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: Family Investors Company [13]

SEC FILE NO.: 8-11190 [14]

FIRM I.D. NO.: 12-01785 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

265 South Avenue [20]
(No. and Street)

Fanwood [21] NJ [22] 07023 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 1/1/03 [24]

AND ENDING (MM/DD/YY): 12/31/03 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred J. Chemidlin, Jr. [30]

(Area Code) — Telephone No. 908-322-1800 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 23rd day of Feb 2004

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB *control number*.

SEC 1696 (02-03) 1 of 16

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Cerefice & Company [70]

ADDRESS

1103 Westfield Avenue [71]	Rahway [72]	NJ [73]	07065 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2003 [99]
SEC FILE NO. ~~8-11190~~ [98]
Consolidated [198]
Unconsolidated X [199]

		Allowable		Non-Allowable		Total	
1.	Cash	$ 156,066	200			$ 156,066	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other		300	$	550		810
3.	Receivable from non-customers	67,869	355	63,103	600	130,972	830
4.	Securities and spot commodities owned at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities	57,178	424				
	E. Spot commodities		430			57,178	850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $ [130]						
	B. At estimated fair value		440		610	0	860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630	0	880
	A. Exempted securities $ [150]						
	B. Other securities $ [160]						
7.	Secured demand notes:		470		640	0	890
	Market value of collateral:						
	A. Exempted securities $ [170]						
	B. Other securities $ [180]						
8.	Memberships in exchanges:						
	A. Owned, at market $ [190]						
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660	0	900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670	0	910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	16,191	680	16,191	920
11.	Other assets		535	3,991	735	3,991	930
12.	TOTAL ASSETS	$ 281,113	540	$ 83,285	740	$ 364,398	940

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company as of 12/31/2003

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	92,359 [1205]	0 [1385]	92,359 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	0 [1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 92,359 [1230]	$ 0 [1450]	$ 92,359 [1760]

Ownership Equity

		Total
21. Sole Proprietorship	15	$ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		50,200 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		221,839 [1794]
E. Total		272,039 [1795]
F. Less capital stock in treasury	16	(0) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 272,039 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 364,398 [1810]

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

SCHEDULE I

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company as of 12/31/2003

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 272,039	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			272,039	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 272,039	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 83,285	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(83,285)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 188,754	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities Mutual Funds & Stock	8,576	3734		
	D. Undue Concentration		3650		
	E. Other (List) Money Market Accounts	2,969	3736	(11,545)	3740
10.	Net Capital			$ 177,209	3750

[30]

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company as of 12/31/2003

COMPUTATION OF NET CAPITAL REQUIREMENT

This computation was made by Cerefice & Company. The result is not materially different from the computation made by the company.

Part A

11. Minimum net capital required (6⅔% of line 19)	$	6,160	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	25,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	25,000	3760
14. Excess net capital (line 10 less 13)	$	152,209	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	167,973	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	92,359	3790
17. Add:					
A. Drafts for immediate credit 21	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Total aggregate indebtedness			$	92,359	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	52.12%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. *Minimum dollar net capital requirement*, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company

For the period (MMDDYY) from 24 1/1/2003 [3932] to 12/31/2003 [3933]
Number of months included in this statement Twelve [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	22,627	3935
b. Commissions on listed option transactions	25		3938
c. All other securities commissions			3939
d. Total securities commissions		22,627	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		(3,090)	3952
4. Profit (loss) from underwriting and selling groups	26		3955
5. Revenue from sale of investment company shares		306,661	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		540,795	3975
8. Other revenue		245,354	3995
9. Total revenue	$	1,112,347	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		121,000	4120
11. Other employee compensation and benefits		721,716	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		9,539	4195
15. Other expenses		245,150	4100
16. Total expenses	$	1,097,405	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	14,942	4210
18. Provision for Federal income taxes (for parent only)	28	3,178	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4338]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	11,764	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$		4211

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company

For the period (MMDDYY) from 1/1/2003 to 12/31/2003

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 259,200	4240
A. Net income (loss)			11,764	4250
B. Additions (Includes non-conforming capital of	29 $	4262)	1,075	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 272,039	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$ NONE	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$ NONE	4330

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company as of 12/31/2003

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 Fiserv Securities, Inc. 4335	X	4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Based on our review of the client's procedures, we concur in the claim for exemption.

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 11,764
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
Depreciation	6,208
Deferred taxes	(183)
Investment income	(1,558)
Net Unrealized losses on investments other than trading	3,090
(Increase)Decrease in operating assets:	
Accounts Receivable	(20,634)
Prepaid expenses	(518)
Other assets	1,394
Increase (Decrease)in operating liabilities:	
Accounts payable	160
Accrued expenses	(27,226)
Income Taxes payable	4,963
Net cash used in operating activities	(22,540)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Investment income	1,558
Purchase of long term investments	(50,671)
Decrease in interest receivable	2
Purchase of furniture and equipment	(3,760)
Net cash used in investing activities	(52,871)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Sale of stock	1,075
Net cash provided by financing activities	1,075
DECREASE IN CASH	(74,336)
CASH - January 1, 2003	230,602
CASH - December 31, 2003	156,266
Less Petty cash treated as other "non-allowable" asset	(200)
CASH - December 31, 2003 per line 750, Focus Report	$ 156,066

FAMILY INVESTORS COMPANY

STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

NET INCOME		$ 14,854
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:		
Unrealized losses on investments:		
Unrealized holding losses arising during the period	$ (3,090)	
OTHER COMPREHENSIVE INCOME (LOSS)		(3,090)
TOTAL COMPREHENSIVE INCOME		$ 11,764

Family Investors Company
Notes to Financial Statements
December 31, 2003

1. Organization and Nature of Business

The company, a New Jersey Corporation, is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

2. Significant Accounting Policies

Securities Transactions

The company accepts customer orders for equity securities but clears the orders through another broker. The clearing broker settles the customer transactions and pays the company a commission. Customer payments for investment company shares are deposited into a trust account. A check for the actual cost of the shares less the company's commissions is drawn from the trust account and sent to the investment company. The company transfers the amount of commissions to the operating account by writing a check drawn on the trust account.

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions clear.

Fees for Account Supervision and Administrative Services

Account supervision and administrative services fees are received at various intervals depending on the payment schedules for the investment companies but are recognized as income on a pro-rata basis over the term of the contract.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Federal and State income taxes are recorded as of the date of the financial statements utilizing currently enacted tax laws and rates. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Concentrations of Credit and Market Risk

The company is engaged in various activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. For the year ended December 31, 2003, commissions from 2 companies represented approximately 61% of total commissions. Two individuals generated approximately 51% of the total commissions earned.

Management believes it is not exposed to any significant credit risk. Cash deposits in financial institutions are below the FDIC Insured amounts.

Financial instruments that potentially expose the company to concentrations of credit and market risk consist primarily of cash equivalents. Cash equivalents are maintained at a high-quality investment company. The company has not experienced any losses on its cash equivalents. Management believes the company is not exposed to any significant market risk on cash equivalents since cash equivalents are invested in a money market account invested in U.S. Government securities.

3. Securities and other investments

Securities at fair market value consist of investment in mutual funds and stock. Net unrealized holding losses on this investment for the year ended December 31, 2003 in the amount of $(3090) have been included in accumulated other comprehensive income .

4. Property, Furniture, and Equipment

Property, furniture, and equipment consist of the following:

Computers and Office Equipment	$ 64 647
Furniture and Fixtures	33,438
Computer Software	1,982
	100,067
Less Accumulated Depreciation	83,876
	$ 16,191

Depreciation expense of $6,208 for the current period was calculated on a straight-line method over 5 years for equipment, 7 years for Furniture and Fixtures, and 3 years for Software.

5. Receivable from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2003, consist of fees and commissions receivable in the amount of $118,906.

6. Commitments and Contingent Liabilities

The company has obligations under operating leases with initial non-cancelable terms in excess of one year. Approximate aggregate annual rentals for office space and equipment at December 31, 2003, are as listed below:

2004	$ 50,112
2005	$ 3,813
2006	$ 544
	$ 54,469

Family Investors Company
Notes to Financial Statements
December 31, 2003

6. Commitments and Contingent Liabilities (Cont'd)

Lease payments for the year ended December 31, 2003 were as follows:

Office rent	$ 35,721
Automobile lease	$ 11,265
Equipment rental	$ 4,048
	$ 51,034

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which required the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $177,209.

8. Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of net unrealized losses on securities of $(3,562) as of December 31, 2003.

9. Common Stock

The Company has 2,500 shares of no par value common stock authorized of which 1,150 shares have been issued and are outstanding.

10. Income taxes

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

	Current	Deferred	Total
Federal	$ 2,700	$ 478	$ 3,178
State	1,460	254	1,714
Total	$ 4,160	$ 732	$ 4,892

10. Income taxes (Cont'd)

Deferred tax liability, resulting from temporary differences in depreciation, and deferred tax asset, resulting from temporary differences in contributions and unrealized losses, consist of the following:

Deferred tax liability	$ 3,014
Deferred tax asset	(4,641)
Valuation allowance	4,641
	$ 3,014

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. Statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at U.S. Statutory tax rate	$ 2,700
The effect of:	
Carryover expenses not deductible in prior years	(260)
Nondeductible expenses/losses	1,100
Increase due to State taxes, net of U.S. Federal income tax effects.	1,460
Other, net	(108)
Income tax expense	$ 4,892

11. Pension Plan

The Company maintains a 401(K) Plan for its employees. The company contributes up to 4% of the employees' eligible compensation. For the year ending December 31, 2003, the company's contribution to the 401(K) plan were $21,927.

&CEREFICE COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

1103 WESTFIELD AVENUE
RAHWAY, NJ 07065
PHONE: 732/382-3800
FAX: 732/382-0213
E-MAIL: CPA@CEREFICE.COM

The Shareholder
Family Investors Company
Fanwood, New Jersey

In planning and performing our audit of the financial statements of Family Investors Company, (the company) for the year ended December 31, 2003, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

The management of the Company is responsible for establishing and maintaining effective internal control and practices and procedures to comply with requirements of regulatory agencies. One of the objectives of internal control and the practices and procedures is to provide management with reasonable but not absolute assurance that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

This report is intended solely for the information and use of the shareholder, management, and regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cerefice & Company

Cerefice & Company
Certified Public Accountants
Rahway, New Jersey
January 30, 2004